Sitotaw Yirdaw-Zeleke, P. Eng.
New Gold Inc.
181 Bay Street
Suite 3320
Toronto, Ontario
M5J 2T3

CONSENT of QUALIFIED PERSON

I, Sitotaw Yirdaw-Zeleke, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 29 March 2022

/s/ Sitotaw Yirdaw-Zeleke
Sitotaw Yirdaw-Zeleke, P.Eng.
Senior Environmental Engineer
New Gold Inc.